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                                                               EXHIBIT (a)(1)(H)


SUBSIDIARY OF SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY EXTENDS TENDER OFFER FOR ALL OUTSTANDING SHARES OF SOUTHWESTERN LIFE HOLDINGS, INC. UNTIL MIDNIGHT, JUNE 18, 2001

Stamford, CT & Dallas, TX, June 18, 2001. SW Holdings Inc. ("Purchaser"), a wholly owned subsidiary of Swiss Re Life & Health America Holding Company, today announced that it has extended its tender offer (the "Offer") for all of the issued and outstanding common stock, par value $0.01 per share (collectively, the "Shares"), of Southwestern Life Holdings, Inc., a Delaware corporation ("Southwestern"), (NASDAQ: SWLH) until 12:00 noon, New York City time, on Monday, June 18, 2001. The extension is being made pending receipt of the final approval by the Texas Department of Insurance of the acquisition of Southwestern by Purchaser and related transactions.

The Offer was originally scheduled to expire at 12:00 midnight (New York City time) on June 15, 2001. As of that time, approximately 9,040,432 Shares (including 22,488 Shares tendered pursuant to a guarantee of delivery), representing approximately 99.7% of the Shares outstanding, had been tendered in the Offer and not withdrawn.

Swiss Re Life & Health America Inc., with its affiliates, is the largest life and health reinsurer in North America. It provides traditional life reinsurance and Administration Reinsurance to its clients. As of December 31, 2000, the combined companies had in excess of USD 800 billion of life insurance in force.

For further information, please contact:

Media                 Stephen Dishart              212-317-5640
                      Michael McNamara             212-317-5663

NOTES TO EDITORS

Swiss Re Life & Health America Inc. is the US operation of Swiss Re Life & Health, a specialist global division of Swiss Re Group. The division delivers capital and risk management solutions to its clients - life and health insurers worldwide -across a wide spectrum of products. Headquartered in London, the division operates through a network of 37 offices in 31 countries, serving clients in virtually every country in the world.

Swiss Re is a leading reinsurer, and the world's largest life reinsurer. With more than 9,000 employees, Swiss Re is represented at more than 70 offices in over 30 countries worldwide. In the 2000 financial year, gross premium volume amounted to CHF 26.1 billion (USD 15.4 billion) and the net income after tax reached CHF 3 billion (USD 1.8 billion). Swiss Re is rated "AAA" by Standard & Poor's, "Aaa" by Moody's a and "A++" (superior) by A.M. Best.